UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SONOSITE, INC.

(Name of Subject Company)

SONOSITE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

21919 30th Drive S.E.

Bothell, WA 98021

(425) 951-1200

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stephen M. Graham, Esq.	Andrew Haring, Esq.
Alan C. Smith, Esq.	Vice President, Legal Affairs and Corporate Secretary
Fenwick & West LLP	SonoSite, Inc.
1191 Second Avenue, 10th Floor	21919 30th Drive S.E.
Seattle, WA 98101	Bothell, WA 98021
(206) 389-4510	(425) 951-1200

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

SONOSITE, INC.

Moderator: Kevin Goodwin

December 15, 2011

11:00 am CT

Operator: Good day everyone and welcome to today’s program. At this time, all participants are in a listen only mode. Later, you’ll have the opportunity to ask questions during the question and answer session. Please note this call may be recorded.

It is now my pleasure to turn the conference over to Kevin Goodwin. Please go ahead.

Kevin Goodwin: Thank you. Good morning everyone in Bothell and also everyone who is dialing in from around the world. This is Kevin Goodwin and along with me is Marcus Smith, our CFO as well as Lisa Fritzky.

Before we begin our conversation, I would like to remind everyone that during the course of the call, we may make projections or other forward-looking statements regarding future events or the future financial performance of SonoSite or Fujifilm.

I wish to caution you these statements are only predictions and the actual results may differ materially. And I must make clear that we are under no obligation to update or revise any of these forward-looking statements.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

I also would like to point out and refer everyone to documents that SonoSite files from time to time with the Securities and Exchange Commission, specifically of annual reports which are filed on Form 10-K for the year ended December 31, 2010.

These reports contain important factors in the discussion or risks that could cause the actual results to differ materially from those contained in our projections or other forward looking statements. Copies of these documents could be obtained on the SEC’s Web site upon request with the SonoSite’s management. If you have any questions, please make sure you reach out to your manager or senior leadership.

All right so with that in mind, we are very excited to tell you about this morning’s announcement regarding our combination with Fujifilm.

Let me say at the outset this is a very exciting situation and this transaction what it means for SonoSite as well as for all of our employees. To put it simply, the transaction’s all about growth. We still have significant or we will have significant additional resources now as a part of Fujifilm and that will better enable us to fulfill our critical mission of providing innovative solutions to positions around the globe and ultimately improve healthcare delivery and patient safety.

And on behalf of the Board and the entire management team, I want to emphasize this is a very big win for us. Before we discuss the details, let me tell you a little bit about Fujifilm. Fuji is a diversified technology company that operates in healthcare highly functional materials and document solutions.

Fujifilm has transformed its business structure for growth by expanding from traditional film into other priority business fields beginning with the sales of x-ray films in 1936 Fujifilms gradually developed its business in the medical field since the release of the world’s first FCR digital x-ray diagnostic system in ‘83. The company has continuously pursued one central goal providing easy to interpret high quality images at the medical frontline.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

Positioning the medical systems in life sciences business is one of its key growth areas. Fujifilm is seeking to cover prevention, diagnosis and treatment comprehensively as a total healthcare company. So with that in mind I’d like to outline some of the details of the transaction. Today’s announcement culminates the board and the management’s comprehensive valuation of strategic alternatives.

Under the terms of the agreement Fujifilm has agreed to acquire all the outstanding shares of SonoSite for approximately $54 per share in cash which is a total purchase price of approximately $995 million. With Fujifilm’s considerable resources we will be better positioned for sustained success in our industry. The combination will enable us to significantly accelerate our international business and product development efforts and respond to the fast evolving needs of positions around the world.

We believe that the performance side, ease of use, and cost effectiveness of our products will drive further growth in existing ultrasound markets and are also opening new markets as they bring ultrasound visualization out of the imaging lab and into point of care whether at the bedside or the physician’s examination table.

Your board and management team unanimously believe this is a great transaction for our shareholders, our customers, and most of all for you. I have no doubt that your hard work and commitment to the mission at SonoSite has garnered Fujifilm’s admiration and interest in us as a company.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

Both companies share a common vision to enhance technological expertise, to develop medical imaging devices that contribute to the improvement of medical diagnostics, and quality of care for patients worldwide. We expect this transaction to help accelerate our vision at SonoSite.

Fujifilm agrees that the vibrancy of success of SonoSite is the result of the great people we have here, as well as a culture of innovation and execution we have built. The continued dedication and contributions from our employees at SonoSite will be an important part of the ongoing success of our business as we become part of Fujifilm.

Now, I am sure you are asking yourself how does this announcement today affect me. I want everyone to understand that this transaction should in no way impact our operations or how we do business. The transaction is about growth, not cost-cutting. Following the completion of the transaction, Fujifilm will be your employer but your day-to-day job responsibilities are expected to remain the same.

Following the close of the transaction which is expected to occur in the first quarter of 2012, SonoSite will become a wholly owned subsidiary of Fujifilm and will continue to maintain operations and headquarters in Bothell and offices worldwide. This means that the structure of your department will stay the same.

This is a friendly transaction and was unanimously approved by the boards of directors at both companies. Importantly, Fujifilm has advised us that their strong desire is to retain all of SonoSite’s employees and continue SonoSite’s business and operations.

Furthermore SonoSite’s management team including myself is expected to remain in place following the closing of a transaction where we will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

I could not be more proud ((inaudible)) to lead the company as we head into a very bright future. Upon completion of this transaction SonoSite will be known as SonoSite a Fujifilm’s company. Let me emphasize that you remain a critical part of the company.

Over the long term we believe the employees of the company have combined will benefit, I am sorry, the employees of the combined company will benefit from the additional career development advanced opportunities as the organization continues to grow.

The two companies actually share similar values and we are confident the integration will be smooth. I know I can count on your focus on our objectives continuing to serve our customers as we always have with passion and commitment that they have come to expect from us, and to continue to compete vigorously in all aspects of our business against our competition.

Until the transaction closes, SonoSite will remain a separate and independent company. Your salary and benefits will remain unchanged. For us it will be business as usual. The best thing we can do is remain focused on our jobs at hand and continue executing well on our priorities.

Over the coming weeks we will be establishing an integration team and will share some additional details with you as appropriate. Today each of you should have received a letter from me that provides additional information regarding our announcement along with a copy of today’s press release and a list of answers to some of the questions you may have.

As you may expect today’s news could lead to increased interest in SonoSite and it is important that we speak with one voice. Should you receive any external inquiries, I ask that you do not speculate but forward any media calls to Lisa Fritzky at 425-951-1375 or lisa.fritzky@sonosite.com. All investor inquiries will be sent to Marcus Smith at 425-951-1398 or marcus.smith@sonosite.com.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

And I want to end this by saying I’m very proud of all of you, what we’ve achieved together over the past 14 years. Everyone has brought inspiring talent, dedication, hard work and that’s what has made SonoSite a success for the last 14 years. And put us in a position to have this great milestone and accomplishment of being valued by Fujifilm for nearly $1 billion for our work for the last 14 years.

All of you ought to be very proud of that. It’s been a long, long road for us and I think this is true validation of our success and most importantly it begins a new chapter which I think is going to be very, very exciting.

So with that in mind, we’ll be happy to open the call up for any questions.

Operator: And at this time if you would like to ask a question, please press star one on your touchtone phone. Keep in mind you may withdraw yourself from the question queue at any time by pressing the pound key. Once again to ask a question, please press star one on your touchtone phone. And we’ll pause for a moment to let questions queue.

And we’ll take our first question from the site of (Jo Potter). Please go ahead.

Kevin Goodwin: Hello, Jo.

(Jo Potter): Hi, Kevin. How are you?

Kevin Goodwin: Good.

(Jo Potter): Listen, my only question is about my distributors. They have a lot of questions. They’re really concerned about the, you know there is direct you know medical device in some of their countries and you know they want to know what their future is going to be. And I would like to know what would you like me to tell them?

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

Kevin Goodwin: Tell them that we have arrangements with them and we intend to continue to work with them going forward and that while that’s true there are direct operations in a lot of countries Fuji operates in, it doesn’t necessarily mean anything for how we’re going to operate.

So what we need to do is just keep improving. Seriously we have contracts with these folks. We intend to honor those contracts.

(Jo Potter): Okay.

Kevin Goodwin: ((Inaudible)).

(Jo Potter): Okay, great. Thank you.

Kevin Goodwin: Who has got the babies on this call?

Operator: And as a reminder, it’s star one to ask a question. And it appears we have no further questions at this time.

Kevin Goodwin: That’s hard to believe. Well, in any event, I understand you probably do have a lot of questions and maybe not everyone wants to ask them right away. Feel free to ask anyone in the senior management team any question you would like. Or feel free to send any e-mail to myself, Marcus or Lisa.

This is a really big opportunity for us. I realize it’s a lot to absorb but please trust me and trust the management team when I say this is a great step forward, a great validation. And it will be better

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

for every employee long-term. I do understand the uncertainty this creates but we’ll do our very best to make sure you clearly understand it and I think if you do, you’ll realize there is nothing to worry about.

In any event if you have any questions further on, we’ll be happy to entertain those. Thank you.

Operator: And it appears we do have one question. And we’ll take our question from (Ron Dixon). Please go ahead.

(Ron Dixon): Hey, Kevin. Congratulations.

Kevin Goodwin: Thank you.

(Ron Dixon): A culmination of lot of hard work, blood, sweat and tears over 14 years. Just so we can follow the company Fuji and maybe do a little research on their product portfolio and what they have, what is the stock symbol for Fuji?

Kevin Goodwin: That’s a good question. I think Marcus might know that. Looks for it. It’s on the Japanese exchange. I don’t know, does it trade in the U.S.?

Marcus Smith: No, I don’t (believe they have a ABR).

Kevin Goodwin: We’re getting that for you. It is – Fuji is a $30 billion company and a $3 billion healthcare business. So SonoSite will be 10% of its healthcare business and 1% of the overall company which is I think nice because we grow up to 10%.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

While looking up the symbol, let me just say that the mentality of the company certainly in terms of how we operate the exchange, Ron knows this very well, that the intense focus on quarterly execution is going to give way to a more methodical week by week, month by month yearly approach in which we’re going to really set a goal for the next 520 quarters, 10 years and go after it every week, month, and year.

And so we believe that in 10 years we could be well beyond a $1 billion between organic growth and possibly some add-ons with innovation. So just bear in mind that one thing you will have to get used to is that change of mentality which I think most people should enjoy. I know I will.

One second here. Fujifilm, we haven’t been able to find the ticker, Ron, but I know that – Here Lisa will send it to you.

(Ron Dixon): Fantastic. Thank you.

Operator: As a reminder, it’s a star one to ask a question and we’ll take our next question comes from Steve Davis. Please go ahead.

Steve Davis: Hi, Ron, the stock symbol is FUJIY and my question is what will become of Fuji’s ultrasound system that they’re currently selling?

Kevin Goodwin: Well, I believe it is likely to disappear because now they bought the leader. So they went from having a few hundred units per year, literally to being a company that has install base of nearly 70,000. So I’m pretty certain that they will not only get out of that business entirely but also you may know they have had a business relationships with (Ornora) and it’s our understanding that’s going to be going away because again, they chose to buy the best.

Steve Davis: Thank you.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

Operator: And we’ll take a follow-up question from the site of (Jo Potter). Please go ahead.

(Jo Potter): Yes, it was actually, you know, it’s funny because my question was just asked but I also want to know, it seems like there is going to be a lot of possible synergy because they do x-ray and they’re already infamous for that. So I guess you know what’s the likelihood that we’re going to be working alongside the distributors maybe even working with some of the direct side of Fuji.

Kevin Goodwin: Well I think it’s very high because we’re going to try to leverage all of their assets. They have offices in places we don’t. That will give us at the very least logistical and possibly legal entity capacity, if we want it.

They have a (tranche) footprint that’s different and adjacent to ours and so yes, we’re going to want to spread our wings with them and take advantage of every outlet of exposure we can possibly leverage.

So yes that process will start to change definitely Jo in the next 100 days. But you should be looking up and not down and I think again with the existing distributors, we just want to keep driving our business. They’re there for a reason but you may have other channels to work with in other markets which will be very fun.

(Jo Potter): Yes, I think it was more about you know some of the distributors already have, some have established relationships with some of the Fuji people. So, you know I guess the question was you know what time should we expect some you know relationships and synergy that way.

Kevin Goodwin: Okay, Jo. Well you know I think that it’ll work itself out. But I think you should look at it positively. I don’t see it being a down for anybody.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

(Jo Potter): It’s not down. No, no it’s definitely you know how we can attract more business. That’s what it’s about.

Kevin Goodwin: Yes, I agree. That’s – you’re very right about that.

(Jo Potter): Okay.

Operator: We’ll take our next question from the site of (Joe Wells). Please go ahead.

(Joe Wells): Hello?

Kevin Goodwin: (Joe)?

Operator: (Joe), your line is open. Please check your mute function.

(Joe Holtz): Hello? Hi, Kevin. This is (Joe Holtz) in San Diego.

Kevin Goodwin: Hi, Joe.

(Joe Holtz): Congratulations. It’s an exciting time for all of us. I just had a question on our stock itself, the employee stock, in a deal like this, are we able of course now to trade it? It had a nice jump this morning as you might expect and are we in some kind of a freeze? I know that we won’t be a publicly traded company at the end of the sale. How do we operate in between?

Marcus Smith: Yes, so Joe, this is Marcus. Unless you’re on a restricted list and you would know if you were on that, then you’re able to trade freely between now and the closing of the tender offer.

(Joe Holtz): Thank you.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

Operator: We’ll go next to the site of (Ron Dixon). Please go ahead.

(Ron Dixon): Hey, cap markets, I’ve had a number of calls this morning from some of my folks, who haven’t been through something like this before. And their questions are, what happens to and how does it work in relation to people that may have option shares versus RSUs? How does that work? What happens at the end of the day?

Kevin Goodwin: Well the transaction when it closes which is expected to be in about 40 days, 40 to 45 days, involves not only the purchase of the common shares that are outstanding but also all the unvested restricted stock and options.

All these stock and options automatically vest upon the change of control taking place which means that if you’re holding options and you have a positive spread between $54 and your option price, which I would think is very likely, in fact I’m sure it is, you’ll receive cash in at the closing from the difference, for the difference between those two numbers, your option price and $54. And so that should be good news.

Operator: And as a reminder it’s star one to ask a question. We’ll go next to the site of (Stacy Needham). Please go ahead.

(Stacy Needham): Hi Kevin. The group here in the training room is wondering if there are any Fujifilm corporate offices here in the States.

Kevin Goodwin: Well yes. They have corporate offices all over the States but nothing in Seattle and I would imagine we’ll have a lot of visitors here to Seattle soon maybe even some new residents from Japan. But nonetheless, yes I think their corporate office may be in Virginia. And they have an operation in Minnesota as well. But nothing, nothing that would have anything to do with what we’re doing. It’s a different business entirely.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

(Stacy Needham): Thank you Kevin.

Operator: We’ll go next to the site of (Sharon Hall). Please go ahead.

(Sharon Hall): So then, I have a question about the customer experience. We’ve always really talked about how customers can easily access us and you call the front desk and you can speak to a person and get that person. When some of these other ultrasound only companies were absorbed by larger companies like Philips or Siemens. It was evident and abrupt the change that the customer felt. Can you speak to what our customers should expect when all of this goes through maybe not immediately but as we go on if you know.

Kevin Goodwin: Yes, the very basics of how we do business are going to stay the same Sharon. Unlike the medical imaging acquisitions where they I would say tucked those companies in or bolted them into their business, SonoSite is expected to remain an independent division.

We will continue to drive our own customer service methodology. And as long as I am here it is not changing. So we will still have human beings answer the phone. We will still jump when the customer calls globally. And I am sure that Fujifilm does not want to break that important aspect of how we do business.

I think that Fuji, while a very big company and perhaps behaving differently in other business, really wants to preserve the spirit of SonoSite. And while sure there will be changes, we may get who knows what new IT systems or whatever but the basic way we do business is not going to change. It is how we got here.

SONOSITE, INC.

Moderator: Kevin Goodwin

12-15-11/11:00 am CT

Confirmation # 7983454

(Sharon Hall): Okay. That is good to hear. Thank you.

Operator: And it appears we have no further questions at this time.

Kevin Goodwin: Okay, well I am sure that many questions exist. Please feel free as I said earlier to route those questions, call us, whatever makes you feel comfortable and we will be happy to have a continuous dialogue for as long as necessary. And thanks everyone. Congratulations for what you have accomplished.

Operator: This does conclude your teleconference. Thank you for your participation. You may now disconnect.

END

Cautionary Statement regarding Forward-Looking Statements

This transcript contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this transcript include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

Note to Investors

The tender offer to purchase shares of SonoSite common stock referenced in this transcript has not yet commenced, and this transcript is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.